UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

International Lease Finance Corp.

File No. 1-31616 - CF#25574
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International Lease Finance Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 6, 2010.

Based on representations by International Lease Finance Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through August 6, 2020
Exhibit 10.3	through August 6, 2020
Exhibit 10.4	through August 6, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel